UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number: 001-36368

KING DIGITAL ENTERTAINMENT PLC

(Exact Name of Registrant as Specified in Its Charter)

King Digital Entertainment plc

6th Floor, 2 Grand Canal Square

Dublin 2, Ireland

+44 (0) 20 3440 2393

(Address of principal executive offices)

King.com Inc.

188 King Street, Unit 302

San Francisco, CA 94107

(415) 777-8204

(Address of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 2, 2015, King Digital Entertainment plc, a public limited company incorporated under the laws of Ireland (“King”), and Activision Blizzard, Inc., a Delaware corporation (“AB”), announced that they reached agreement on the terms of a recommended acquisition by ABS Partners C.V., a partnership formed in The Netherlands and a wholly-owned subsidiary of AB (“AB Sub”), of the entire issued and to be issued ordinary share capital of King (the “Acquisition”) by means of a scheme of arrangement under Chapter 1 of Part 9 of the Irish Companies Act of 2014 (the “Scheme” or “Scheme of Arrangement”) and in accordance with the Irish Takeover Panel Act 1997, Takeover Rules 2013, as amended (the “Irish Takeover Rules”). As a result of the Acquisition, King will become a wholly-owned subsidiary of AB Sub.

If the Scheme becomes effective, King shareholders will be entitled to receive $18.00 in cash for each ordinary share of King (the “King Shares”) owned by them on the date on which the Scheme becomes effective (the “Effective Date”).

The Transaction Agreement (as defined below) provides that, at any time prior to April 2, 2016, AB may elect (with the consent of the Irish Takeover Panel) to implement the acquisition by way of a takeover offer in accordance with the Irish Takeover Rules.

On November 2, 2015, and in connection with the Acquisition, King and AB jointly issued a Rule 2.5 announcement under the Irish Takeover Rules (the “Rule 2.5 Announcement”) containing information regarding the Acquisition, King and AB. The Rule 2.5 Announcement is attached to this Form 6-K as Exhibit 99.1.

King also provided information regarding certain financial results for the quarter ended September 30, 2015 and guidance for its results for the quarter ending December 31, 2015 (the “King Results”) in an investor presentation. A copy of the slides describing the King Results is attached to this Form 6-K as Exhibit 99.2.

The consummation of the Acquisition is subject to certain conditions that are set forth in further detail on Appendix I to the Rule 2.5 Announcement (the “Conditions”). The Conditions include, among others, approval of the Scheme by King’s shareholders as required by Irish law, approval of the Scheme by the High Court of Ireland, and receipt of clearances by the relevant antitrust authorities. The consummation of the Acquisition is not subject to a financing condition.

Transaction Agreement

In connection with the Acquisition, King, AB and AB Sub entered into a Transaction Agreement on November 2, 2015 (the “Transaction Agreement”), which contains, among other things, customary representations, warranties and covenants by King and AB, including covenants that require each of the parties to use, subject to the terms and conditions of the Transaction Agreement, all reasonable endeavors to cause the Acquisition to be consummated as promptly as practicable, certain other obligations and commitments in relation to the implementation of the Acquisition, and provisions with respect to the conduct of King’s business until the Effective Date.

The Transaction Agreement also provides that King will not, among other things, directly or indirectly solicit, initiate, knowingly facilitate or knowingly encourage a King Alternative Proposal (as defined in the Transaction Agreement), participate in any discussions or negotiations regarding a King Alternative Proposal, furnish non-public information to a third party in connection with a King Alternative Proposal, or expressly waive, terminate, amend or modify any standstill or similar obligation, subject to certain exceptions that permit King to engage in discussions and negotiations, and furnish non-public information, if King’s board of directors has determined in good faith (after consultation with King’s financial advisors and outside legal counsel) that such King Alternative Proposal is, or would reasonably be expected to lead to, a King Superior Proposal (as defined in the Transaction Agreement). Subject to certain exceptions, the Transaction Agreement also requires King to call and hold an extraordinary general meeting of shareholders and requires King’s board of directors to recommend approval of the Acquisition.

The Transaction Agreement contains certain termination rights for the parties, including the right of King in certain circumstances to terminate the Transaction Agreement in connection with a King Superior Proposal and the right of either party to terminate the Transaction Agreement if the Acquisition is not consummated by May 2, 2016 (or by August 2, 2016, if any of the Conditions regarding antitrust clearances are not satisfied as of May 2, 2016) (the “End Date”), the requisite King shareholder approvals are not obtained, the other party breaches its representations or covenants and such breach would result in the Conditions not being satisfied, subject to a cure period, or the High Court of Ireland declines to sanction the Scheme (unless both parties agree to appeal the decision).

The foregoing description of the Transaction Agreement does not purport to be complete and is qualified in its entirety by reference to the Transaction Agreement, which is attached as Exhibit 99.3 to this Form 6-K. The Transaction Agreement contains representations and warranties made by and to the parties thereto as of specific dates. The statements embodied in those representations and warranties were made for purposes of the contract between the parties and may be subject to qualifications and limitations agreed by the parties in connection with negotiating the terms of that contract. In addition, certain representations and warranties were made as of a specified date, may be subject to a contractual standard of materiality different from those generally applicable to investors, or may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts.

Irrevocable Undertakings

In connection with the Acquisition, and pursuant to deeds of irrevocable undertaking, AB and AB Sub have received irrevocable undertakings from Bellaria Holding S.à r.l. (an affiliate of Apax WW Nominees Ltd.) and each of Messrs. Riccardo Zacconi, Stephane Kurgan, Sebastian Knutsson and Thomas Hartwig, which provide that, solely in their capacity as King shareholders, they will vote in favor of the Scheme (or, in the event that the Acquisition is implemented by way of a takeover offer on terms and conditions at least as favorable, in aggregate, as the Scheme, to accept the takeover offer or procure acceptance of the takeover offer) in respect of their entire beneficial holdings of King Shares (the “Deeds of Irrevocable Undertaking”), amounting to, in aggregate, 196,515,711 King Shares, which represents approximately 63% of the issued share capital of King on October 30, 2015 (being the last practicable date prior to the publication of the Rule 2.5 Announcement).

In addition, AB and AB Sub have received irrevocable undertakings from Messrs. Robert Miller, Marcus Jacobs, Tjodolf Sommestad and Nicholas Pointon and Ms. Frances Williams and Jill Kyne, being holders of King Linked Shares (as defined in the Transaction Agreement), which provide that, in their capacity as holders of King Linked Shares, they will vote in favor of the Scheme at the King Linked Share class meeting that relates to the approval of the Scheme in respect of their entire beneficial holdings of King Linked Shares (the “Linked Share Irrevocable Undertakings”), amounting to, in aggregate, 190,790 King Linked Shares which, together with the irrevocable undertakings from Messrs. Zacconi and Kurgan referred to above (that amount to 2,077,080 King Linked Shares in aggregate), represent approximately 92% of the issued King Linked Share capital on October 30, 2015 (being the last practicable date prior to the publication of the Rule 2.5 Announcement).

These irrevocable undertakings will lapse in the event that the Scheme lapses or is withdrawn, the resolutions are not passed at the King extraordinary general meeting and the High Court of Ireland meeting, the High Court of Ireland declines or refuses to sanction the Scheme, the Scheme does not become effective on or before the End Date, a firm intention to make a higher competing offer is announced pursuant to Rule 2.5 of the Irish Takeover Rules, King’s board of directors withdraws its recommendation to King shareholders to vote in favor of the Scheme, or AB announces that it will not proceed with the Acquisition.

The foregoing descriptions of the Deeds of Irrevocable Undertaking and Linked Share Irrevocable Undertakings do not purport to be complete and are qualified in their entirety by reference to the forms of Deed of Irrevocable Undertaking and Linked Share Irrevocable Undertaking, which are attached as Exhibits 99.4 and 99.5 to this Form 6-K.

Expenses Reimbursement Agreement

In connection with the Acquisition, King and AB also entered into an Expenses Reimbursement Agreement, dated November 2, 2015 (the “Expenses Reimbursement Agreement”). Pursuant to the terms of the Expenses Reimbursement Agreement, King has agreed to pay the documented, specific and quantifiable third-party costs and expenses incurred by AB and AB Sub in connection with the Acquisition upon the occurrence of certain circumstances, including:

•	upon termination of the Transaction Agreement (1) because King’s board of directors withdraws or modifies in a manner adverse to AB its recommendation with respect to the Acquisition or approves, recommends or declares advisable a King Alternative Proposal (as defined in the Expenses Reimbursement Agreement), (2) following King’s delivery to AB of a final notice of change in the recommendation of King’s board of directors with respect to the Acquisition or (3) because King willfully breaches or fails to perform, in any material respect, any of its representations, warranties, covenants or other agreements contained in the Transaction Agreement, which material breach or failure to perform results in a failure of any of the Conditions and is not cured within the specified cure period; or

•	prior to King’s shareholder meeting to be held in connection with the Scheme (the “Scheme Meeting”), a King Alternative Proposal, or an intention to make a King Alternative Proposal, is publicly disclosed and, in either case, has not been publicly withdrawn at the time the Transaction Agreement is terminated (as a result of the Scheme not having been approved at the Scheme Meeting) and such King Alternative Proposal is consummated within nine months after such termination.

The liability of King to pay any amounts due under the Expenses Reimbursement Agreement is limited to a maximum amount equal to 1% of the total value of the issued share capital of King that is the subject of the Acquisition.

The foregoing description of the Expenses Reimbursement Agreement does not purport to be complete and is qualified in its entirety by reference to the Expenses Reimbursement Agreement, which is attached as Exhibit 99.6 to this Form 6-K.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

King intends to file the Scheme Document (as defined in the Transaction Agreement) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Acquisition and the Scheme. Shareholders are urged to read the Scheme Document carefully when it becomes available because it will contain important information about King, the Acquisition, the Scheme and related matters. Shareholders will be able to obtain free copies of the Scheme Document and other documents filed with or furnished to the SEC by King through the website maintained by the SEC at www.sec.gov. In addition, shareholders will be able to obtain free copies of the Scheme Document from King by contacting ir@king.com.

The Acquisition relates to the securities of an Irish company, which is a “foreign private issuer” as defined under Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will be governed by the Irish Takeover Rules and Irish law. Neither the proxy solicitation rules nor the tender offer rules under the Exchange Act will apply to the Scheme pursuant to which the Acquisition is to be effected. The Scheme will be subject to the disclosure requirements and practices applicable in Ireland to schemes of arrangements, which differ from the disclosure requirements under the proxy solicitation and tender offer rules of the Exchange Act.

FORWARD-LOOKING STATEMENTS

Statements contained herein, in any exhibit attached hereto, or incorporated herein by reference that are not historical facts are forward-looking statements, including, but not limited to, statements about the expectations, assumptions, beliefs, plans, intentions or strategies of AB, King or their respective boards of directors, as the case may be, regarding the future, including, but not limited to, statements about the Acquisition described herein, projections of revenues, gross bookings, expenses, income or loss, adjusted EBITDA or adjusted EBITDA margin, earnings or loss per share, cash flow or other financial items, future opportunities, anticipated business levels, future financial or operating performance and assumptions underlying such statements. These forward-looking statements may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “to be”, “might”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “future”, “positioned”, “potential”, “intend”, “continue”, “remain”, “scheduled”, “outlook”, “set to”, “subject to”, “upcoming”, “target” and variations of these words or similar expressions. Forward-looking statements are subject to business and economic risk, reflect AB and/or King managements’ current expectations and estimates, and are inherently uncertain and difficult to predict. Actual future results may differ materially from those expressed or implied by such forward-looking statements.

Factors that could cause or contribute to such differences include, but are not limited to: uncertainties as to the timing of the Acquisition; uncertainties as to whether AB will be able to consummate the Acquisition; uncertainties as to whether shareholders will provide the requisite approvals for the Acquisition on a timely basis or at all; the possibility that competing offers will be made; the possibility that certain conditions to the consummation of the Acquisition will not be satisfied, including without limitation obtaining the requisite approval of the Scheme of Arrangement at the Scheme Meeting; the possibility that AB will be unable to obtain regulatory approvals for the Acquisition on a timely basis or at all, or be required, as a condition to obtaining regulatory approvals, to accept conditions that could reduce the anticipated benefits of the Acquisition; the possibility that shareholders will file lawsuits challenging the Acquisition, including actions seeking to rescind the Scheme of Arrangement or enjoin the consummation of the Acquisition; the ability to meet expectations regarding the accounting and tax treatments of the Acquisition; changes in relevant tax and other laws or regulations; the integration of King being more difficult, time-consuming or costly than expected; the diversion of AB and/or King management time and attention to issues relating to the Acquisition and integration; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) being greater than expected following the Acquisition; the difficulty retaining certain key employees of King and AB following the Acquisition; the possibility that AB may be unable to achieve expected synergies and operating efficiencies in connection with the Acquisition within the expected time-frames or at all; the scope, timing and outcome of any ongoing legal proceedings involving AB or King and the impact of any such proceedings on financial condition, results of operations and/or cash flows of AB, King or the combined company; the possibility that costs, fees, expenses or charges AB and/or King incur in connection with the Acquisition are greater than expected; the possibility that the Scheme may be terminated in circumstances that require King to reimburse certain expenses to AB or AB to pay a termination fee to King related to the Acquisition; the ability of AB, King or the combined company to protect intellectual property and preserve intellectual property rights; and changes in the economic and financial conditions of the businesses of AB, King, or the combined company.

A number of important factors could cause King’s actual future results and other future circumstances to differ materially from those expressed in any forward-looking statements. Such factors include, but are not limited to: the fact that a relatively small number of games continue to account for a substantial majority of King’s revenue and gross bookings, and declines in popularity of these games could harm King’s financial results; King’s ability to develop new games and enhance existing games in a timely manner; delays to the launch of new games; revenues and gross bookings from King’s new games not being sufficient to offset declines due to its more mature games; market acceptance of new games and enhancements to existing games; intense industry competition; King’s reliance on the casual game format and the success of its efforts to expand beyond the casual format; the need to anticipate and successfully develop games for new technologies, platforms and devices; challenges in measuring key operating metrics, and real or perceived inaccuracies in such metrics; reliance on various third-party platforms; reliance on key personnel; acquisition-related risks, including King’s ability to integrate recent acquisitions and unforeseen difficulties in developing and introducing new games from acquired companies and customer acceptance of such games; protection or enforcement of King’s intellectual property rights; the continued effectiveness of King’s marketing programs; litigation risks and associated costs; risks associated with operating and offering games in multiple jurisdictions; and general economic conditions and their impact on consumer spending and foreign currency exchange rates.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to King’s overall businesses, including those identified in Part I, Item 3.D of King’s most recent annual report on Form 20-F and most recent quarterly report on Form 6-K.

Any forward-looking statements contained herein, in any exhibit hereto, or incorporated herein by reference are based upon information available to King and/or its board of directors, as the case may be, as of the date hereof and, while believed to be true when made, may ultimately prove to be incorrect. Subject to any obligations under applicable law, rules and regulations, none of AB, King or any member of their respective boards of directors undertakes any obligation to update any forward-looking statement whether as a result of new information, future developments or otherwise, or to conform any forward-looking statement to actual results, future events, or to changes in expectations.

STATEMENTS REQUIRED BY THE IRISH TAKEOVER RULES

The members of King’s board of directors accept responsibility for the information contained in this Form 6-K relating to King, the King group of companies and the members of King’s board of directors and members of their immediate families, related trusts and persons connected with them (excepting information regarding AB’s estimates, expectations, plans and projections for King and the King Group following completion of the Acquisition for which the directors of AB accept responsibility). To the best of the knowledge and belief of the members of King’s board of directors (who have taken all reasonable care to ensure that such is the case), the information contained in this Form 6-K for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

J.P. Morgan Limited (which conducts its UK investment banking business as J.P. Morgan Cazenove) (“J.P. Morgan”), which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting as financial adviser exclusively for King and no one else in connection with the matters set out in this Form 6-K and will not regard any other person as its client in relation to the matters in this Form 6-K and will not be responsible to anyone other than King for providing the protections afforded to clients of J.P. Morgan or its affiliates, nor for providing advice in relation to any matter referred to herein.

NO PROFIT FORECAST / ASSET VALUATIONS

Other than the specific information relating to King’s financial results for the quarter ended September 30, 2015 and guidance for its results for the quarter ending December 31, 2015 set forth in the King Results, no statement in this Form 6-K, including any exhibit attached hereto or information incorporated herein by reference, is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for King or AB or AB Sub, as appropriate. No statement in this Form 6-K, including any exhibit attached hereto or information incorporated herein by reference, constitutes an asset valuation.

DISCLOSURE REQUIREMENTS FOR CERTAIN HOLDERS OF AB OR KING SECURITIES

Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, “interested” (directly or indirectly) in, 1% or more of any class of “relevant securities” of King, all “dealings” in any “relevant securities” of King (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by not later than 3:30 p.m. (New York time) on the “business day” following the date of the relevant transaction. This requirement will continue until the Effective Date or the Offer Period (as each term is defined in the Rule 2.5 Announcement) otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an “interest” in “relevant securities” of King, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all “dealings” in “relevant securities” of King by AB or AB Sub, or by any party acting in concert with it, must also be disclosed by no later than 12 p.m. (New York time) on the “business day” following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in this section of this Form 6-K set forth in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website.

If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, you should consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020 or fax number +353 1 678 9289.

NO OFFER OR SOLICITATION

Nothing in this Form 6-K, including any exhibit attached hereto or information incorporated herein by reference, is intended to or does constitute an offer to purchase, sell, subscribe for or exchange, or the solicitation of an offer to purchase, sell, subscribe for or exchange or an invitation to purchase, sell, subscribe for or exchange any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This Form 6-K, including any exhibit attached hereto or information incorporated herein by reference, does not constitute a prospectus or an equivalent document and it is not intended to, and does not, constitute or form any part of an offer or invitation to sell or purchase or subscribe for any securities or a solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or otherwise.

The release, publication or distribution of this Form 6-K, including any exhibit attached hereto or information incorporated herein by reference, in or into certain jurisdictions may be restricted by the laws of those jurisdictions. Accordingly, copies of this Form 6-K, including any exhibit attached hereto or information incorporated herein by reference, and all other documents relating to the Acquisition are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any such jurisdiction. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the Acquisition disclaim any responsibility or liability for the violations of any such restrictions by any person.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Rule 2.5 Announcement, dated November 2, 2015

99.2	Slides related to King’s preliminary third quarter results and fourth quarter guidance, dated November 3, 2015

99.3	Transaction Agreement by and among King Digital Entertainment plc, Activision Blizzard, Inc. and ABS Partners C.V., dated November 2, 2015

99.4	Form of Deed of Irrevocable Undertaking

99.5	Form of Linked Share Irrevocable Undertaking

99.6	Expenses Reimbursement Agreement by and between King Digital Entertainment plc and Activision Blizzard, Inc., dated November 2, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KING DIGITAL ENTERTAINMENT PLC

Date: November 3, 2015	By:	/s/ Riccardo Zacconi
	Name:	Riccardo Zacconi
	Title:	Chief Executive Officer